Exhibit 99.1

Youlife ANNOUNCES CHANGEs IN BOARD OF DIRECTORS AND MANAGEMENT

BEIJING, December 1, 2025 /PRNewswire/ – Youlife Group Inc. (Nasdaq: YOUL, “Youlife” or the “Company”), a leading blue-collar lifetime service provider in China, today announced changes in its board of directors (the “Board”) and management.

Changes in Board of Directors

The Board has nominated and appointed Ms. Liqun Yao (“Ms. Yao”) as a director of the Board, effective from November 21, 2025. Mr. Lidong Zhu (“Mr. Zhu”), a director of the Board, has resigned from the Board, effective from November 21, 2025. Mr. Zhu’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Youlife thanks Mr. Zhu for his efforts and contributions to the Company.

The Board has nominated and appointed Mr. Jianming Yan (“Mr. Yan”) as an independent director of the Board, a member and the chairman of the audit committee of the Board, a member of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board, effective from November 21, 2025. Mr. Clement Ka Hai Hung (“Mr. Hung”), an independent director of the Board, has resigned from the Board, effective from November 21, 2025. Mr. Hung’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Youlife thanks Mr. Hung for his efforts and contributions to the Company.

Upon the effectiveness of Ms. Yao’s and Mr. Yan’s appointment and Mr. Zhu’s and Mr. Hung’s resignation, the Board will consist of seven directors, including three independent directors.

Ms. Yao is a senior finance professional with extensive professional experience. Ms. Yao joined a PRC subsidiary of the Company in August 2021 and has since served as the general manager of the finance department there. Prior to joining the Company, Ms. Yao served as the finance director at Shanghai Yuyuan Tourist Mart Co., Ltd. from August 2015 to July 2021, with comprehensive responsibility for budgeting, internal controls, and team development. Ms. Yao served as a senior auditor at PricewaterhouseCoopers Zhong Tian Certified Public Accountants LLP from February 2011 to August 2015. She has extensive experience in investment and M&A, leading financial due diligence, risk analysis, and post-investment integration for multiple major acquisition projects. Ms. Yao received her master’s degree in accounting from Dongbei University of Finance and Economics in 2007, and is a Certified Public Accountant in the PRC.

Mr. Yan is a seasoned investment and investment banking professional with over 20 years of experience in the financial industry. Prior to joining the Company, Mr. Yan served as a department head of an investment department at Guojin Dingxing Investment Co., Ltd. from June 2018 to December 2023 and from June 2014 to March 2016. Mr. Yan served as an executive director at New Times Securities Co., Ltd. from March 2016 to April 2018. Mr. Yan served as a senior director at Hualin Securities Co., Ltd. from March 2012 to May 2014. Mr. Yan served as an director at Donghai Securities Co., Ltd. from January 2011 to March 2012. Mr. Yan served as a senior auditor at Ernst & Young Hua Ming LLP from December 2006 to January 2011. Mr. Yan received his master’s degree in business administration from East China Normal University in 2016 and his bachelor’s degree in accounting from Beijing Wuzi University in 2003. Mr. Yan is qualified as a sponsor representative, Certified Public Accountant in the PRC, and holds a fund practice license.

Change in Management

Ms. Yao has been appointed as Youlife’s acting chief financial officer to replace Mr. Zhu, effective from November 21, 2025.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Sufang Fu
youlife.ir@youlanw.com
(86) 18280935910